

June 1, 2015

<u>Via E-mail</u>
Guido Dierick
Executive Vice President, General Counsel and Secretary
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

      Re: **NXP Semiconductors N.V.**
               Form 20-F for fiscal year ended December 31, 2014
               Filed March 6, 2015
               File No. 001-34841

Dear Mr. Dierick:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Amanda Ravitz

                        Amanda Ravitz
                        Assistant Director

cc: (via E-mail) Elizabeth Cooper